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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 18)*

                           Logic Devices Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   541402 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Joshua S. Kanter, Chicago Investments, Inc., 333 West Wacker Drive, Suite 2700
                     Chicago, Illinois 60606 (312) 984-3120
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 1, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)
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CUSIP NO. 541402 10 3      13D
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1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Chicago Investments, Inc. (83-0326134)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [ ]

    (b)  [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    State of Delaware
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                7.  Sole Voting Power
  Number of
                    336,160
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    -0-
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    336,160
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     336,160 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.98%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to the shares of common stock, no par value per share (the "Common Stock"), of Logic Devices Incorporated, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1320 Orleans Drive, Sunnyvale, California 94089.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule is being filed by Chicago Investments, Inc., a Delaware corporation ("CII" or the "Reporting Person"). The principal place of business and principal office of CII is 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182. CII's principal business is investing in public securities.

         The names and business addresses of the officers and directors of CII are listed on Exhibit A attached hereto. All of said individuals are United States citizens.

         Neither the Reporting Person nor any of the parties listed on Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A



ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person has consummated a number of transactions since the filing of Amendment 17 to Schedule 13D on January 12, 2005, including the following sales on the open market during the last 60 days. On June 30, 2005, the Reporting Person sold 5,000 shares of Issuer's Common Stock on the open market for $6,400 ($1.28 Per Share). On July 1, 2005, the Reporting Person sold 5,000 shares of Issuer's Common Stock on the open market for $6,250 ($1.25 per share). Following the July 1, 2005 transactions, the Reporting Person no longer beneficially owns 5.0% or more of the Issuer's Common Stock, and accordingly, this Amendment No. 18 is the final amendment to the Schedule 13D and is an exit filing.(1)

         The Reporting Person has no present plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

-----------------------
(1) The Reporting Person recently discovered that on May 1, 2001, it had purchased 10 shares of the Issuer's Common Stock at $1.11 per share. Accordingly, Amendment Nos. 9-17 to the Reporting Person's Schedule 13D filing inadvertently underreported by 10 shares the number of shares of Issuer's Common Stock beneficially owned by the Reporting Person. This 10 share discrepancy had no material bearing on the disclosures contained in Amendment Nos. 9-17 or on the percentage of Issuer's Common Stock owned by the Reporting Person at such times and was unknown to the Reporting Person, its officers, its directors or its counsel prior to this filing.

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      AMOUNT BENEFICIALLY OWNED-                      336,160 shares

                  PERCENT OF CLASS-                                  4.98%

         (b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON
                  HAS:
                  (i)   SOLE POWER TO VOTE OR TO DIRECT
                        THE VOTE-                                 336,160 shares

                  (ii)  SHARED POWER TO VOTE OR TO DIRECT
                        THE VOTE-                                 - 0 -

                  (iii) SOLE POWER TO DISPOSE OR TO DIRECT
                        THE DISPOSITION OF-                       336,160 shares

                  (iv)  SHARED POWER TO DISPOSE OR TO
                        DIRECT THE DISPOSITION OF-                - 0 -

         (c)      DESCRIPTION OF TRANSACTIONS

         The first paragraph under Item 4 is incorporated herein.

         (d)      OTHER PERSONS

                  None.

         (e)      DATE OF CESSATION

                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Officers and Directors of Chicago Investments, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      July 14, 2005
                                      ------------------------------------------
                                      Date



                                      CHICAGO INVESTMENTS, INC.


                                      By:  /s/ Joshua S. Kanter
                                           -------------------------------------
                                      Its: President

                                    EXHIBIT A

               OFFICERS AND DIRECTORS OF CHICAGO INVESTMENTS, INC.

I.       Directors
         ---------
Name                                       Business Address
----                                       ----------------

Solomon A. Weisgal                         120 South Riverside Plaza, Suite 1620
                                           Chicago, Illinois 60606

Joshua S. Kanter                           333 West Wacker Drive
                                           Suite 2700
                                           Chicago, Illinois 60606

II.      Officers
         --------
Name                       Position        Business Address
----                       --------        ----------------

Joshua S. Kanter           President       333 West Wacker Drive
                                           Suite 2700
                                           Chicago, Illinois 60606

Linda Gallenberger         Secretary       6340 South 3000 East, Suite 330
                                           Salt Lake City, Utah  84121

Robert Mauer               Vice President  8000 Towers Crescent Drive,
                           and Treasurer   Suite 1300
                                           Vienna, Virginia  22182